APPLICATION FOR AN ORDER PURSUANT TO SECTION 8(F) OF INVESTMENT COMPANY ACT

Securities and Exchange Commission

Washington, D.C.  20549

In the Matter of

IOWA PUBLIC AGENCY INVESTMENT TRUST

1415 28th Street, Suite 200

West Des Moines, Iowa 50266

(515) 244-5426

File No.  811-7696

APPLICATION FOR AN ORDER

PURSUANT TO SECTION 8(f)

OF THE INVESTMENT COMPANY ACT OF 1940

Communications regarding this application should be sent to:

John C. Miles, Esq.

Cline Williams Wright Johnson & Oldfather, LLP

Ste. 1900

233 S. 13

Lincoln, Nebraska 68508

(402) 474 6900

Jmiles@clinewilliams.com

With copies to

                    Beth Grob

Gweneth K. Gosselink

Ahlers & Cooney, P.C.

    Miles Capital, Inc

      100 Court Avenue, Suite 600

         1415 28th Street, Suite 200

          Des Moines, Iowa 50309

      West Des Moines, Iowa 50266

.

I.

The Applicant and the Nature of Relief Sought

The Iowa Public Agency Investment Trust (the “Applicant” or the “Trust”) is a common law trust established under Iowa law pursuant to Chapter 28E of the Iowa Code (Joint Exercise of Governmental Powers) and Iowa Code sections 331.555 and 384.21, which authorizes Iowa cities, counties, and municipal utilities to jointly invest monies pursuant to a joint investment agreement.  The Trust was established by adoption of a Joint Powers Agreement and Declaration of Trust as of October 1, 1987 and amended as of August 1, 1988, May 1, 1993, and September 1 2005 (the “Declaration”). In 1993 Iowa Code § 12B.10 was amended to require joint investment trusts like the Trust to either be rated or be registered under the 1940 Act. As a result, even though the Trust was exempt from registration under the Investment Company Act of 1940 (the “1940 Act”), to comply with § 12B.10 the Trust voluntarily registered as an investment company under the 1940 Act.

Because the Trust has now been rated in accordance with Iowa Code § 12B.10, the Trust seeks to deregister and obtain an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company.  Upon deregistration, the Trust will continue to comply with the Iowa Code and will rely on Section 2(b) of the 1940 Act to remain exempt from registration under the 1940 Act.

II.

Description of the Trust

The Trust is a professionally managed common law trust organized and operated as a diversified open-end management investment company which was organized with the objective of providing Iowa public agencies a convenient method for investing their funds in a manner that maximizes current income consistent with safety of principal and the required degree of liquidity for operating funds.  The Trust currently operates one investment portfolio as described below.  Public agencies, including counties, municipalities and utilities organized under the laws of the State of Iowa that adopt the Declaration are the “participants (‘Participants’)” of the Trust for purposes of the Declaration.  No natural person or entity other than a city, county or municipal utility can become a Participant in the Trust.

A.

Investment Portfolio

The Trust presently has one investment portfolio in which Participants may invest, referred to as the Diversified Portfolio (the “Portfolio”).  Participants may invest any funds in their custody in the Portfolio.  Only funds of Participants may be invested in the Trust.

B.

Investment Objective; Investments

The objective of the Trust in offering the Diversified Portfolio, is to provide Participants with daily liquidity and the highest possible investment yield consistent with safety of principal and the maintenance of liquidity.  Subject to the specific investment restrictions, assets of the Trust are only invested in securities specifically permitted for Participants under the Iowa Code, as it now or in the future exists.

C.

Continuation of Operations

If the Commission issues an order under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company, the Trust will continue to operate in accordance with the Iowa Code.

III.

Background behind Registration and Rationale for Decision to Deregister

A.

Registration

The Applicant voluntarily registered in 1993 as an investment company under the 1940 Act to comply with the requirements of Iowa Code § 12B.10 which had been amended at that time to require joint investment trusts like the Trust to either be rated or be registered under the 1940 Act.  Section 12B.10 of the Iowa Code provides, in relevant part, that Iowa joint investment trusts must either:

(1)

be rated within the two highest classifications by at least one of the standard rating services approved by the superintendent of banking by rule adopted pursuant to chapter 17A and operated in accordance with 17 C.F.R. § 270.2a-7, or

(2)

be registered with the Commission under the 1940 Act and operated in accordance with 17 C.F.R.  § 270.2a-7.

One of the primary reasons for registering the Applicant as an investment company was based on the determination that the expected costs associated with registering and maintaining the registration of the Applicant under the 1940 Act would be less than the costs associated with obtaining and maintaining a rating by one of the standard rating services.  With the changes to Rule 2a-7 in 2015 which will be fully implemented by October 2016 and the ever increasing costs of complying with the 40 Act, the Board of Trustees determined that the cost of obtaining an Iowa Code §12B.10 compliant rating and deregistering under the 1940 Act was in the best interest of the Trust and its Participants.

B.

Request for Order

The Trust is exempt from the registration requirements of the 1940 Act pursuant to Section 2(b) of the 1940 Act.  In 1993, because of the requirements of Section 12B.10 of the Iowa Code described above the Trust voluntarily registered as an investment company under the 1940 Act.  At that time, it was determined that registering and maintaining a registration as an investment company under the 1940 Act was less costly than obtaining and maintaining a rating from a rating agency.  Over the last few years the Trust’s Board of Trustees (the “Board”) annually reviewed information regarding the costs and benefits of continuing to be registered under the 1940 Act as opposed to being rated, but chose to remain registered. With the adoption of the changes to Rule 2a-7 in 2015 and the need to make some changes to the Trust’s investment objectives and policies as well as operational changes to comply, the Board took a closer look at becoming rated and pursuing deregistration.  As a result the Board of Trustees of IPAIT (the “Board”) determined in its meeting held on February 27, 2016 that it was in the best interests of the Trust to pursue being rated and upon obtaining a rating within the two highest classifications by at least one of the standard rating services consistent with Iowa Code Section 12B.10 to seek an order from the Commission under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company.  On June 1, 2016 the Trust received notice from Standard & Poor’s Financial Services LLC that they had assigned the Trust an “AAAm” rating, thereby fulfilling the requirements of the Iowa Code and eliminating the continued need to be registered under the 1940 Act.

 IV.

Precedent and the Applicant is Exempt from Registration under Section 2(b) of the 1940 Act

The Trust is seeking an order declaring that it has ceased to be an investment company because it is otherwise exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act.  Section 2(b) provides:

No provision in this title shall apply to, or be deemed to include the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto.

The Trust is a common law trust formed pursuant to Chapter 28E and sections 331.555 and 384.21 of the Iowa Code.  The purpose of the Trust is to provide an instrumentality and agency through which certain public agencies organized under the laws of the State of Iowa may jointly and cooperatively exercise their power to jointly invest their respective available moneys to enhance their investment opportunities through an investment program conducted in accordance with Iowa laws governing the investment of public instrumentality funds. The Trust currently provides more than 446 Iowa public agencies with investment opportunities.

The Trust itself is an instrumentality of the State of Iowa because it is organized by only cities, counties, city utilities and similar public agencies organized and existing under the laws of the State of Iowa. Only such cities, counties, city utilities and similar public agencies may become Participants in the Trust.  Those public agencies may only become a participant in the Trust and place monies in the Trust if its governing body has duly adopted a resolution and taken other necessary official action authorizing such public agency to become a Participant.

 As Participants, the public agencies place public funds into the Trust to provide a liquid investment which also provides a source of additional funds primarily in the form of interest to help fund their operations.   The Trust is controlled, operated and owned by instrumentalities of the State of Iowa and exists and functions for the benefit of such Iowa instrumentalities. As such, the Trust is an instrumentality of the Iowa cities, counties and city utilities that are participants and in turn the State of Iowa, which results in the Trust falling under the registration exemption provided by Section 2(b) of the 1940 Act.

Historically for many years the staff of the Commission granted no-action relief from registration under the 40 Act for various similar public agency investment pools and in doing so relied in part on Section 2(b) of the 1940 Act.  Examples include entities organized for the benefit of local government units and school districts.  No-Action Letter, Pennsylvania Local Government Investment Trust (Available March 2, 1981); see also No-Action Letter, Minnesota Municipal Money Market Fund (Available May 27, 1987); No-Action Letter, Wisconsin Investment Trust (Available February 17, 1987).  Because the issue had become well settled, the staff ceased providing No Action relief on the question with the publication of Minnesota School District Liquid Assets Fund Plus (Available February 27, 1985). Accordingly, because the Trust functions as an instrumentality of governmental units of the State of Iowa, and in light of the above cited no-action letters, the provisions of the 1940 Act do not apply to the Trust by virtue of the exemption afforded under Section 2(b) of the 1940 Act.

In addition to the fact that the Trust is otherwise exempt from registration under Section 2(b) under the 40 Act, there is clear precedent for the Commission in granting deregistration in this situation. Reference is made to the Application for an Order Pursuant to Section 8(F) of the Investment Company Act filed July 12, 2004 by the Iowa Joint Schools Investment Trust (ISJIT) (File No. 811-7698) and published in the Federal Register on August 5, 2004.  In this case, ISJIT was also a common law trust established under Iowa law by Iowa public school districts pursuant to Chapter 28E of the Iowa Code (Joint Exercise of Governmental Powers) and like the Trust was authorized to jointly invest monies pursuant to a joint investment agreement. It was virtually identical to the Trust, but limited its participants to public schools.   Like the Trust, in order to comply with the Iowa Code, in 1993, ISJIT also voluntarily registered as an investment company under the 1940 Act, as amended rather than seek to be rated. In 2004, ISJIT made the determination to seek to be rated and deregister.  Their application was accepted and the order issued.

If the Trust is granted a deregistration order pursuant to Section 8(f) of the 1940 Act, (i) the Trust will continue to operate in the manner consistent with the Iowa Code, with the same investment policies and objectives as the Trust currently operates as a registered investment company under the 1940 Act, and (ii) the Trust will be operated in a manner to assure that it will continue to be rated at not less than “AA” by a nationally recognized statistical rating organization.

V.

Conclusion

Applicant requests an order under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company because (i) it has been rated AAAm by a nationally recognized statistical rating organization consistent with Iowa law and (ii) it is an instrumentality of the Iowa public agencies that participate in it and is therefore in any case exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act.

VI.

Authorization

The Declaration gives the Board complete authority to conduct the business and affairs of the Applicant.  Pursuant to the requirements of Rule 0-2(c) under the 1940 Act, Brent Hinson, Chair of the Applicant, has been duly authorized to execute and file this Application pursuant to resolution adopted by the Board on February 27, 2016, a copy of which is attached hereto as Exhibit C.

All requirements for the execution and filing of this Application have been complied with.  An instrument executed on behalf of the Trust, as is required under Rule 0-2(d) is attached hereto as Exhibit A.  A proposed notice of the proceeding initiated by the filing of this Application, as is required by Rule 0-2(g), is also attached hereto as Exhibit B.

The Applicant has caused this Application to be duly signed this 20th day of June, 2016.

IOWA PUBLIC AGENCY INVESTMENT TRUST

By:

     Brent Hinson, Chair

Exhibit A

VERIFICATION OF APPLICATION

STATE OF IOWA, County of Polk, ss:

The undersigned being duly sworn deposes and says that he has duly executed the attached application dated June 20, 2016 for a deregistration order under Section 8(f) of the Investment Company Act of 1940, as amended, for and on behalf of Iowa Public Agency Investment Trust; that he is the Chair of Iowa Public Agency Investment Trust; and that all action by shareholders, directors or trustees, and other bodies necessary to authorize deponent to execute and file such application has been taken.  Deponent further says that he is familiar with such application, and the contents thereof, and that the facts therein set forth, are true to the best of his knowledge, information and belief.

By:

      Brent Hinson, Chair

Subscribed and sworn to before me a Notary Public this 20th day of June, 2016.

By:

Notary Public

[Official Seal]

My commission expires: May 15, 2019

Exhibit B

PROPOSED NOTICE

AGENCY: Securities and Exchange Commission (the “Commission”).

ACTION: Notice of Application for a Deregistration Order under Section 8(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

APPLICANT: Iowa Public Agency Investment Trust (the “Applicant” or the “Trust”).

SUMMARY OF APPLICATION: The Trust seeks an order from the Commission pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company because it is exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act.

FILING DATE: The application was filed on June 20, 2016.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m.  on                     , and should be accompanied by proof of service on Applicants in the form of an affidavit, or, for lawyers a certificate of service.  Hearing requests should state the nature of the requester’s interest, the reason for the request, and the issues contested.  Person may request notification of a hearing by writing to the Secretary of the Commission.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street NW, Washington D.C.  20549-0609.  Applicant: Iowa Public Agency Investment Trust, 1415 28th Street, Suite 200, West Des Moines, Iowa 50266.

FOR FURTHER INFORMATION CONTACT:

SUPPLEMENTARY INFORMATION: Following is a summary of the Application; the complete Application is available for a fee from the Public Reference Branch of the Commission, 450 Fifth Street NW, Washington D.C.  20549-0102 (tel.  (202) 942-8090).

APPLICANT REPRESENTATIONS:

        1.

The Iowa Public Agency Investment Trust (the “Applicant” or the “Trust”) is a common law trust established under Iowa law (the “Iowa Code”) pursuant to chapter 28E of the Iowa Code and Iowa Code sections 331.555 and 384.21, which authorize Iowa cities, counties, city utilities and other similar governmental instrumentalities to jointly invest monies pursuant to a joint investment agreement.  The Trust was established by adoption of a Joint Powers Agreement and Declaration of Trust  October 1, 1987 and amended in 1988, 1993 and in 2005 (the “Declaration”).  In 1993, the Iowa legislature adopted Iowa Code § 12B.10 which required among other things that the Trust be either rated within the two highest classifications by at least one of the standard rating services or be registered under the Investment Company Act of 1940 (“1940 Act”). While the Trust was and is exempt from registration under the 1940 Act  pursuant to Section 2(b) of the 1940 Act, to comply with the Iowa Code, the Trust voluntarily registered as an investment company under the 1940 Act in 1993.

2.

The Trust seeks an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company.  Upon deregistration, the Trust will continue to comply with the Iowa Code and will rely on Section 2(b) of the 1940 Act to remain exempt from registration under the 1940 Act.

3.

The Trust is a professionally managed common law trust organized and operated as a diversified open-end management investment company and created with the objective of providing Iowa cities, counties, city utilities and other instrumentalities of government a convenient method for investing their funds in a manner that maximizes current income consistent with safety of principal and the required degree of liquidity for operating funds.  The Trust has one investment portfolio as described below.  Cities, counties, city utilities and other instrumentalities of government organized under the laws of the State of Iowa that adopt the Declaration are the participants (‘Participants’) of the Trust for purposes of the Declaration.  No person or entity other than an Iowa public agency whose governing body has approved the Declaration can become a Participant in the Trust.

4.

The Trust has one portfolio in which Participants may invest, referred to as the Diversified Portfolio (the “Portfolio”). Participants may invest any funds in their custody in the Portfolio.  Only funds of Participants may be invested.

5.

The objective of the Trust in offering the Portfolio is to provide Participants with daily liquidity and the highest possible investment yield consistent with safety of principal and the maintenance of liquidity.  Subject to the specific investment restrictions, assets of the Trust are only invested in securities specifically permitted for Participants under the Iowa Code, as it now or in the future exists.

6.

If the Commission issues an order pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company, the Trust will continue to operate in accordance with the Iowa Code.

7.

As indicated above the Applicant voluntarily registered in 1993 as an investment company under the 1940 Act to comply with the requirements of Iowa Code § 12B.10.  Section 12B.10 of the Iowa Code as amended, provides, in relevant part, that Iowa joint investment trusts like the Trust must either:

(1)

be rated within the two highest classifications by at least one of the standard rating services approved by the superintendent of banking by rule adopted pursuant to chapter 17A and operated in accordance with 17 C.F.R.  § 270.2a-7, or

(2)

be registered with the Commission under the 1940 Act and operated in accordance with 17 C.F.R.  § 270.2a-7.

8.

One of the primary reasons for registering the Applicant as an investment company was based on the determination that the expected costs associated with registering and maintaining registration of the Applicant under the 1940 Act would be less than the costs associated with obtaining and maintaining at least an AA rating by one of the standard rating services.  In 1993 when the Trust voluntarily registered as an investment company under the 1940 Act it was determined that registering and maintaining a registration as an investment company under the 1940 act was less costly than obtaining and maintaining a rating from a rating agency.  Over the last several years the board of trustees of the Trust (the “Board”) annually reviewed the issue of whether to continue registration or obtain a rating and deregister.  As a result of the their assessment of costs associated with maintaining the registration of the Trust as an investment company under the 1940 Act compared to obtaining a rating and deregistering, the Board   determined in its meeting held on February 27, 2016 that was in the best interests of the Trust to pursue a rating and if a rating of AA or better was achieved, that the Trust would seek an order from the Commission under Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company.  On June 1, 2016 the Trust was advised by Standard & Poor’s that the Diversified Portfolio had been rated “AAAm,”  thereby meeting the requirements of the Iowa Code and permitting it to seek deregistration.

10.

The Trust is seeking an order declaring that it has ceased to be an investment company because it is otherwise exempt from the provisions of the 1940 Act under Section 2(b) of the 1940 Act.  Section 2(b) provides:

No provision in this title shall apply to, or be deemed to include the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing, or any corporation which is wholly owned directly or indirectly by any one or more of the foregoing, or any officer, agent, or employee of any of the foregoing acting as such in the course of his official duty, unless such provision makes specific reference thereto.

11.

The Trust is a common law trust formed pursuant to Chapter 28E and sections 331.555 and 384.21 of the Iowa Code.  The purpose of the Trust is to provide an instrumentality and agency through which certain public agencies organized under the laws of the State of Iowa may jointly and cooperatively exercise their power to jointly invest their respective available moneys so as to enhance their investment opportunities pursuant to an investment program conducted in accordance with the laws of the State of Iowa governing the investment of public funds. The Trust currently provides more than 446 Iowa, cities, counties, city utilities and other similar governmental entities with investment opportunities.

12.

The Trust is an instrumentality of the State of Iowa because only cities, counties, and city utilities organized under the laws of the State of Iowa may become Participants.  Those public agencies may place moneys in the Trust only if members of its governing board has duly adopted a resolution and taken other necessary official action authorizing such public agency to become a Participant. Simply stated, the Trust is an instrumentality of the state of Iowa that allows public agencies to become Participants.  As Participants, they place public funds into the Trust to provide additional capital for the various public agencies.  The Trust is controlled, operated and owned by instrumentalities of the State of Iowa and will exist and function itself for the benefit of such Iowa public agencies.  As such, the Trust is an instrumentality of the State of Iowa, and the Trust falls under the registration exemption provided by Section 2(b) of the 1940 Act.

 13.

If the Trust is granted a deregistration order pursuant to Section 8(f) of the 1940 Act, (i) the Trust will operate in the manner consistent with the Iowa Code, with the same investment policies and objectives as the Trust currently operates as a registered investment company under the1940 Act, and (ii) the Trust will be operated and managed in a manner that will maintain a rating of not less than “AA” by a nationally recognized statistical rating organization.

Exhibit C

Extract of minutes relating to the meeting of the Board of Trustees of Iowa Public Agencies Trust held on February 27, 2016.

WHEREAS, pursuant to the public funds investment standards specified in Iowa Code § 12B.10(5)(a)(7), IPAIT is required to either be registered as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”) or be rated within the two highest classifications (the “Required Rating”) by at least one of the standard rating services specified in the Iowa Code (the “Rating Option”) and in each case must be operated in accordance with Rule 2a-7 promulgated under the 1940 Act;

WHEREAS, Moody’s Investors Service, Inc. or its successor in interest, Fitch Ratings Services, or its successor in interest,  and Standard & Poor’s Ratings Services, or its successor in interest (collectively, the “Rating Agencies”) are approved standard rating services specified under the Iowa Code;

WHEREAS, changes to Securities and Exchange Commission (“SEC”) Rule 2a-7 will require IPAIT to take certain actions before October, 2016 which will result in IPAIT becoming subject to more restrictive investment rules potentially limiting yield and proposed changes to Iowa code §12B.10, if passed, will encourage IPAIT to seek the Rating Option;

WHEREAS, the Board has determined, after review and discussion, that it is in the best interests of IPAIT to pursue the Rating Option, obtain the Required Rating from one of the Rating Agencies and to deregister as an investment company under the 1940 Act;

WHEREAS, pursuant to Section 8(f) of the 1940 Act and Rule 8f-1 promulgated thereunder provides that the deregistration of a registered investment company requires an order from the Securities and Exchange commission (“SEC”) declaring that a registered investment company has ceased to be an investment company (a “Deregistration Order”) and upon the taking effect of the Deregistration Order, the registration of such company as an investment company shall cease to be in effect;

WHEREAS, IPAIT voluntarily registered as an investment company under the 1940 Act and does not intend to dissolve or otherwise cease operations and is therefore not eligible to rely on Rule 8f-1 because the basis for deregistration is not one of the rationales set forth in Rule 8f-1;

WHEREAS, pursuant to a note to Rule 8f-1, applicants who are not eligible to rely on Rule 8f-1 may follow the general guidance for filing applications under Rule 0-2 promulgated under the Securities Exchange Act of 1934, as amended for purposes of filing an application to deregister (the “Deregistration Application”);

WHEREAS, pursuant to Section 30(b)(1) of the 1940 Act, the dissolution of a registered investment company requires the filing with the SEC a final Semi-Annual Report for Investment Companies on Form N-SAR (“Final N-SAR”).

NOW, THEREFORE BE IT RESOLVED BY THE BOARD OF TRUSTEES OF THE IOWA PULIC AGENCY INVESTMENT TRUST:

RESOLVED, that the Deregistration Application, substantially in the form as provided to the Board of Trustees at this meeting and further recommended by the proper officers of IPAIT with and upon the advice of counsel to IPAIT is hereby approved in all respects;

FURTHER RESOLVED that  a Final N-SAR,  shall be prepared in the form and with the content recommended by the proper officers of IPAIT after consultation with IPAIT’s Administrator, auditors and legal counsel;

FURTHER RESOLVED, that, the Chair, Treasurer and Secretary of IPAIT are, and each of them hereby is, authorized, empowered and directed, on behalf of IPAIT, to execute,  deliver to and file the Deregistration Application, in the form described herein with the SEC, to execute, deliver and file the Final N-SAR, in the form described herein with the SEC at such times as may be required by the SEC and to file, or cause to be filed, amendments to the Deregistration Application, the Final N-SAR and any other documents that may be necessary in connection therewith, after consultation with IPAIT’s Administrator, auditors and legal counsel, for purposes of obtaining a Deregistration Order;

FURTHER RESOLVED, that the Chair, Treasurer and Secretary of IPAIT are, and each of them hereby is, authorized, empowered and directed, on behalf of IPAIT, to execute and deliver such documents, and to take any and all actions necessary for purposes of obtaining the Required Rating for IPAIT from any one of the Rating Agencies under the Rating Option;

FURTHER RESOLVED, that the Chair, Treasurer and Secretary of IPAIT are, and each of them hereby is, authorized, empowered and directed, on behalf of IPAIT to take such further actions including giving notice to and or making other required filings with any agency of the state Iowa pursuant to Iowa law as may be necessary or advisable to carry out the full intent and purpose of the foregoing resolutions;

FURTHER RESOLVED, that any and all actions heretofore taken by the proper officers and trustees of IPAIT connection with the foregoing resolutions are, and each of them hereby is, ratified, confirmed and approved in all respects.